July 15, 2025

Gil Efron
Chief Executive Officer
Purple Biotech Ltd.
4 Oppenheimer Street
Science Park
Rehovot 7670104, Israel

       Re: Purple Biotech Ltd.
           Draft Registration Statement on Form F-1
           Submitted July 10, 2025
           CIK No. 0001614744
Dear Gil Efron:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jayun Koo